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                          March 26, 2024

       Jon Congleton
       Chief Executive Officer
       Mineralys Therapeutics, Inc.
       150 N. Radnor Chester Road, Suite F200
       Radnor, PA 19087

                                                        Re: Mineralys
Therapeutics, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed March 21,
2024
                                                            File No. 333-278122

       Dear Jon Congleton:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Cindy
Polynice at 202-551-8707 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Griffin D. Foster, Esq.